Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

December 6, 2013

VIA ELECTRONIC TRANSMISSION

Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Icahn Enterprises L.P.

Registration Statement on Form S-4

Filed November

File No. 333-191386

Dear Mr. Dobbie:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-4 (File No. 333-183728) (the “Registration Statement”) of Icahn Enterprises L.P., a Delaware limited partnership (the “Icahn Enterprises”), Icahn Enterprises Finance Corp., a Delaware corporation (“Icahn Enterprises Finance”) and Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings” and, together with Icahn Enterprises and Icahn Enterprises Finance, the “Company”), in your letter dated October 7, 2013 (the “Comment Letter”).

We are writing to respond to the comments contained in the Comment Letter. For your convenience, your comments are set forth in this letter in bold italics, followed by our responses.

General

1.	We note that you are registering the offering of 8% Senior Notes Due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Contemporaneously with the submission of this letter, the Company is filing a supplemental letter stating that the Company is registering the exchange offer in reliance on the Commission’s position enunciated in the abovementioned no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

Justin Dobbie

United States Securities and Exchange Commission

December 6, 2013

Very truly yours,

/s/ Julie M. Allen, Esq.
Julie M. Allen, Esq.

Enclosures

cc:	Daniel A. Ninivaggi (Icahn Enterprises L.P.)